Preliminary Pricing Supplement (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

Subject to Completion

Preliminary Pricing Supplement dated September 25, 2012

$[—] Coupon Barrier Notes Due October 7, 2013 Linked to Brent Crude (futures contract) Global Medium-Term Notes, Series A, No. C-469

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date†:	September 26, 2012

Issue Date†:	October 1, 2012

Final Valuation Date†:	October 2, 2013*

Maturity Date†:	October 7, 2013**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Brent Crude (futures contract) (“Brent Crude”), as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement. For reference purposes only, the Bloomberg ticker symbol for the reference asset is “CO1 <Comdty>”.

Call Feature:	The Notes will be called if the settlement price of the Reference Asset on any observation date is at or above the initial price. If the Notes are called, Barclays Bank PLC will pay on the applicable call settlement date a cash payment per Note equal to the principal amount plus the contingent coupon otherwise due on the related coupon payment date pursuant to the contingent coupon feature. No further amounts will be owed to you under the Notes.

Observation Dates†:	The first observation date will occur on or about December 26, 2012; observation dates will occur quarterly thereafter on or about March 26, 2013, June 26, 2013 and October 2, 2013 (October 2, 2013, the “final valuation date”).

Call Settlement Dates:	Three (3) business days following the applicable observation date; provided however, if the Notes are called on the final valuation date, the related call settlement date will be the maturity date.

Contingent Coupon:

If the settlement price of the Reference Asset is equal to or greater than the Coupon Barrier on any observation date, Barclays Bank PLC will pay you the contingent coupon applicable to such observation date.

If the settlement price of the Reference Asset is less than the Coupon Barrier on any observation date, the contingent coupon applicable to such observation date will not be payable and Barclays Bank PLC will not make any payment to you on the related coupon payment date.

The contingent coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate as set forth below.

Coupon Barrier:	85% of the initial price of the Reference Asset, which is [—].

Coupon Payment Dates:	Three (3) business days following the applicable observation date; provided however, the final coupon payment date will be the maturity date.

Contingent Coupon Rate:

[14.00-18.00%]* per annum

The table below sets forth each observation date and the related contingent coupon for each Note based on the Contingent Coupon Rate of [14.00-18.00%]* per annum. Amounts have been rounded for ease of analysis.

Observation Date†	Call Settlement Date/Coupon Payment Date†	Contingent Coupon (per Note)
December 26, 2012	December 31, 2012	[$35.00 - $45.00]*
March 26, 2013	April 1, 2013	[$35.00 - $45.00]*
June 26, 2013	July 1, 2013	[$35.00 - $45.00]*
October 2, 2013	October 7, 2013	[$35.00 - $45.00]*

* The actual Contingent Coupon Rate will be determined on the Initial Valuation Date and will not be less than 14.00% per annum.

Payment at Maturity:

If the Notes are not called and the final price is equal to or greater than the Trigger Price (which equals the Coupon Barrier) on the final valuation date, Barclays Bank PLC will pay you a cash payment on the maturity date equal to $1,000 per $1,000 principal amount Note plus the contingent coupon otherwise due for the final quarter.

If the Notes are not called and the final price is less than the Trigger Price on the final valuation date, Barclays Bank PLC will pay you a cash payment on the maturity date that is less than your principal amount, if anything, resulting in a loss that is proportionate to the negative Underlying Return, calculated as follows per $1,000 principal amount Note:

$1,000 × (1 + Underlying Return)

Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the Reference Asset declines.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Underlying Return:	Final Price – Initial Price Initial Price

Trigger Price:	85% of the initial price of the Reference Asset

Initial Price:	USD[—]/barrel, which is the Settlement Price of Brent Crude on the Initial Valuation Date.

Settlement Price:	The settlement price of Brent Crude as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement. For reference purposes only, the Bloomberg ticker symbol for the reference asset is “CO1 <Comdty>”.

Final Price:	The settlement price of Brent Crude on the Final Valuation Date.

Scheduled Trading Day:	A day on which the relevant primary market is open for trading for its regular trading session, as determined by the Calculation Agent in its sole discretion.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	US06741THD28/06741THD2

†	Expected. In the event we make any change to the expected initial valuation date and issue date, the observation dates, final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [—]% of the principal amount of the Notes, or $[—] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this preliminary pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The examples below illustrate how the contingent coupon payments, if any, would be determined for the related observation dates as well as the payment upon a call or at maturity for a $1,000 principal amount Note on a hypothetical offering of the Notes, with the following assumptions (the actual terms for the Note offering will be determined on the initial valuation date; numbers in the examples below have been rounded for ease of analysis). The “total return” as used in this preliminary pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The examples below do not take into account any tax consequences from investing in the Notes.

Principal Amount:	$1,000

Term:	12 months

Hypothetical Initial Price:	$110.03 (USD/barrel)

Contingent Coupon Rate:	14.00% per annum (or 3.50% per quarter)* * The actual Contingent Coupon Rate will be determined on the Initial Valuation Date and will not be less than 14.00% per annum.

Contingent Coupon:	$35.00 per quarter

Observation Dates:	Observation dates will occur quarterly as set forth on the cover of this preliminary pricing supplement.

Hypothetical Coupon Barrier:	$93.53 (which is 85% of the initial price)

Hypothetical Trigger Price:	$93.53 (which is 85% of the initial price)

Example 1—Notes are Called on the First Observation Date

Date	Settlement price (USD/barrel)	Payment (per Note)
First Observation Date	110.03	Settlement price of Reference Asset at or above initial price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $35.00 on call settlement date.

Total Payment (per $1,000 Note):		$1,035.00 (3.50% total return on the Notes)

PPS-2

Because the settlement price of the Reference Asset is equal to or greater than the initial price on the first observation date, the Notes are called on the first observation date. The Issuer will pay you on the call settlement date $1,035.00 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the first observation date.

Example 2—Notes are Called on the Third Observation Date

Date	Settlement price (USD/barrel)	Payment (per Note)
First Observation Date	104.53	Settlement price of Reference Asset below initial price, Notes NOT called; above Coupon Barrier, Issuer pays contingent coupon payment of $35.00 on first coupon payment date.

Second Observation Date	66.02	Settlement price of Reference Asset below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.

Third Observation Date	121.03	Settlement price of Reference Asset at or above initial price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $35.00 on call settlement date.

Total Payment (per $1,000 Note):		$1,070.00 (7.00% total return on the Notes)

Because the settlement price of the Reference Asset is equal to or greater than the initial price on the third observation date, the Notes are called on the third observation date. The Issuer will pay you on the call settlement date $1,035.00 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the third observation date.

In addition, because the settlement price of the Reference Asset was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $35.00 on the first coupon payment date. However, because the settlement price of the Reference Asset was less than the Coupon Barrier on the second observation date, the Issuer will not pay any contingent coupon payment on the coupon payment date following the second observation date.

Example 3—Notes are NOT Called and the Final Price is above the Trigger Price on the Final Valuation Date

Date	Settlement price (USD/barrel)	Payment (per Note)
First Observation Date	99.03	Settlement price of Reference Asset below initial price, Notes NOT called; above Coupon Barrier, Issuer pays contingent coupon payment of $35.00 on first coupon payment date.

Second Observation Date	55.02	Settlement price of Reference Asset below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.

Third Observation Date	44.01	Settlement price of Reference Asset below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on third coupon payment date.

Fourth Observation Date (the Final Valuation Date)	99.03	Settlement price of Reference Asset below initial price, Notes NOT called; final price above Trigger Price and Coupon Barrier, Issuer repays principal plus pays contingent coupon payment of $35.00 on maturity date.

Total Payment (per $1,000 Note):		$1,070.00 (7.00% total return on the Notes)

Because the settlement price of the Reference Asset was less than the initial price on each observation date, the Notes are not called. Because the final price is equal to or greater than the Trigger Price and Coupon Barrier, at maturity, the Issuer will pay you $1,035.00 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the fourth observation date.

In addition, because the settlement price of the Reference Asset was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $35.00 on the first coupon payment date. However, because the settlement price of the Reference Asset was less than the Coupon Barrier on the second observation date and on the third observation date, the Issuer will not pay any contingent coupon payment on the coupon payment dates following the second observation date or third observation date.

PPS-3

Example 4—Notes are NOT Called and the Final Price is below the Trigger Price on the Final Valuation Date

Date	Settlement price (USD/barrel)	Payment (per Note)
First Observation Date	66.02	Settlement price of Reference Asset below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on first coupon payment date.

Second Observation Date	55.02	Settlement price of Reference Asset below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.

Third Observation Date	44.01	Settlement price of Reference Asset below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on third coupon payment date.

Fourth Observation Date (the Final Valuation Date)	49.51	Settlement price of Reference Asset below initial price, Notes NOT called; below Coupon Barrier and Trigger Price, Issuer DOES NOT pay contingent coupon payment on maturity date, and Barclays Bank PLC will repay less than the principal amount resulting in a loss proportionate to the decline of the Reference Asset.

Total Payment (per $1,000 Note):		$450.00 (a 55.00% loss on the Notes)

Because the settlement price of the Reference Asset is less than the initial price on each observation date, the Notes are not called. Because the final price is less than the Trigger Price on the final valuation date, at maturity, the Issuer will pay you a total of $450.00 per $1,000 principal amount, calculated as follows:

$1,000 × (1 + Underlying Return) = $1,000 × (1 + -55.00%) = $450.00

In addition, because the settlement price of the Reference Asset is less than the Coupon Barrier on each observation date, the Issuer will not pay any contingent coupon payments over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset”; and

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income bearing executory contract with respect to the Reference Asset.

If your Notes are properly treated as a contingent income bearing executory contract, it would be reasonable (i) to treat any contingent quarterly payments you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time (other than amounts attributable to a contingent quarterly payment) and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year and otherwise should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the contingent quarterly payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL

PPS-4

INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you would be required to accrue interest income over the term of your Notes and you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Asset that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

In addition, it is possible that (i) you should not include the contingent quarterly payments in income as you receive them and instead you should reduce your basis in your Notes by the amount of the contingent quarterly payments that you receive; (ii) you should not include the contingent quarterly payments in income as you receive them and instead, upon the sale, redemption or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the contingent quarterly payments paid to you over the term of the Notes (including the contingent quarterly payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the contingent quarterly payments to be paid on the Notes) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon the sale, redemption or maturity (excluding the contingent quarterly payment received at early redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the contingent quarterly payments to be paid on the Notes); or (iii); if a contingent quarterly payment is paid at redemption or maturity, such contingent quarterly payment should not separately be taken into account as ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at redemption or maturity.

You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any contingent quarterly payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on contingent quarterly payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.

PPS-5

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

In addition to the risks described above, you should consider the following:

•

You May Lose Some or All of Your Principal—The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Notes are not called, the Issuer will only pay you the principal amount of your Notes if the final price of the Reference Asset is equal to or greater than the Trigger Price and will only make such payment at maturity. If the Notes are not called and the final price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the negative Underlying Return.

•

You May Not Receive Any Contingent Coupons—Barclays Bank PLC will not necessarily make periodic coupon payments on the Notes. If the settlement price of the Reference Asset on an observation date is less than the Coupon Barrier, Barclays Bank PLC will not pay you the contingent coupon applicable to such observation date. If the settlement price of the Reference Asset is less than the Coupon Barrier on each of the observation dates, Barclays Bank PLC will not pay you any contingent coupons during the term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on your Notes.

•

Reinvestment Risk—If your Notes are called early, the holding period over which you would receive the per annum Contingent Coupon Rate could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•

Contingent Repayment of Principal Applies Only at Maturity—You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Asset is above the Trigger Price.

•

Your Potential Return on the Notes is Limited and You Will Not Participate in Any Appreciation of the Reference Asset—The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the Reference Asset. In addition, any return on the Notes will be based on the number of observation dates on which the settlement price of the Reference Asset has equalled or exceeded the Coupon Barrier prior to maturity or an automatic call. Further, if the Notes are called due to the automatic call feature, you will not receive any contingent coupons or any other payment in respect of any observation dates after the applicable call settlement date. Because the Notes could be called as early as the first observation date, the total return on the Notes could be minimal. If the Notes are not called, you will not participate in any appreciation in the price of the Reference Asset even though you will be subject to the Reference Asset’s risk of decline. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Reference Asset.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original

PPS-6

issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

The Notes May Be Subject to Certain Risks Specific to Brent Crude—Brent Crude is an energy-related commodity. Consequently, in addition to factors affecting commodities generally that are described above and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include, among others:

•	changes in the level of industrial and commercial activity with high levels of energy demand;

•	disruptions in the supply chain or in the production or supply of other energy sources;

•	price changes in alternative sources of energy;

•	adjustments to inventory;

•	variations in production and shipping costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of Brent Crude; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Notes May Be Subject to Certain Risks Specific to Brent Crude—Brent Crude is an energy-related commodity. Consequently, in addition to factors affecting commodities generally that are described herein and in the prospectus supplement, the Notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include, among others:

•	changes in the level of industrial and commercial activity with high levels of energy demand;

•	disruptions in the supply chain or in the production or supply of other energy sources;

•	price changes in alternative sources of energy;

•	adjustments to inventory;

•	variations in production and shipping costs;

•	costs associated with regulatory compliance, including environmental regulations; and

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•

Holding the Notes is not the Same as Owning Brent Crude, Futures Contracts for Brent Crude or Certain Other Commodity Related Contracts Directly—The return on your Notes will not reflect the return you would realize if you actually purchased Brent Crude, futures contracts for Brent Crude or exchange-traded or over-the-counter instruments based on the price of Brent Crude. You will not have any rights that holders of such assets or instruments have.

PPS-7

•

Prices of Commodities and Commodity Futures Contracts are Highly Volatile and May Change Unpredictably—Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the reference asset and, as a result, the market value of the Notes, and the payment you will receive on the Notes, if any.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities, reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time. In the case of many commodities, recent prices have also risen substantially, although they have not reached their historically high levels. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of reference asset and, as a result, the market value of the Notes.

•

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the reference asset, therefore, the value of the Notes.

•

Futures Contracts on Brent Crude Oil are the Benchmark Crude Oil in European Markets—Because futures contracts on Brent crude oil are the benchmark crude oil contracts in European markets, the reference asset will be affected by economic conditions in Europe, as well as by global economic conditions. A decline in economic activity in Europe, or globally, could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the reference asset and, therefore, the Notes.

•

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the Notes and the Amounts Payable on Your Notes—The commodity futures contracts that underlie the Commodity Indices are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted. While The CFTC has proposed and adopted many of the required regulations, the Dodd-Frank regulatory scheme has not yet been implemented and the ultimate nature, scope and impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation and the CFTC has adopted such rules, although they have not yet become effective. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the Dodd-Frank Act, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. Industry trade groups have filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits, and the outcome of that litigation is yet to be seen as of the date of this filing. If the CFTC prevails in the lawsuit and the rules on position limits are upheld, those restrictions on

PPS-8

effecting transactions in the futures markets could substantially reduce liquidity and increase market volatility in the commodities futures contracts that underlie the Commodity Indices, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon redemption. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission recently published a proposal developed by the European Securities and Markets Authority, the successor to the Committee of European Securities Regulators, which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in the commodities futures contracts that underlie the Commodity Indices, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes at maturity or upon redemption.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily Settlement Price from January 7, 2002 through September 20, 2012. The Settlement Price of the reference asset for historical purposes only on September 20, 2012 was $110.03/barrel. The Settlement Price of the reference asset on the Initial Valuation Date of September 26, 2012 is $[—]/barrel.

We obtained the information below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Settlement Price of the Reference Asset on the Final Valuation Date or on any Call Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-9

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-10